Terms supplement to the prospectus dated April 8, 2020, the prospectus supplement dated April 8, 2020, the product supplement no. 4-II dated November 4, 2020 and the underlying supplement no. 1-II dated November 4, 2020

Registration Statement Nos. 333-236659 and 333-236659-01
Dated May 28, 2021
Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

5yr SPX/RTY/INDU Uncapped Accelerated Barrier Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Indices: S&P 500® Index, Russell 2000® Index and Dow Jones Industrial Average™

Pricing Date: June 25, 2021

Observation Date: June 25, 2026

Maturity Date: June 30, 2026

Upside Leverage Factor: At least 1.10*

Barrier Amount: With respect to each Index, 70.00% of its Initial Value

Payment At Maturity: If the Final Value of each Index is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Least Performing Index Return × Upside Leverage Factor)

If the Final Value of any Index is equal to or less than its Initial Value but the Final Value of each Index is greater than or equal to its Barrier Amount, you will receive the principal amount of your notes at maturity.

If the Final Value of any Index is less than its Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + $1,000 × (Least Performing Index Return)

If the Final Value of any Index is less than its Barrier Amount, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

CUSIP: 48132UJG9

Preliminary Pricing Supplement: https://sp.jpmorgan.com/document/cusip/48132UJG9/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $870.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.10.

**Reflects Upside Leverage Factor equal to the minimum Upside Leverage Factor set forth herein, for illustrative purposes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.


Note Payoff at Maturity
Least Performing Index Performance
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
Payment at Maturity
-80% -70% -60% -50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%
Least Performing Index Return

Hypothetical Total Returns**

Final Value of Least Performing Index	Least Performing Index Return	Total Return on the Notes
165.00	65.00%	71.50%
150.00	50.00%	55.00%
140.00	40.00%	44.00%
120.00	20.00%	22.00%
110.00	10.00%	11.00%
105.00	5.00%	5.50%
100.00	0.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	0.00%
70.00	-30.00%	0.00%
69.99	-30.01%	-30.01%
60.00	-40.00%	-40.00%
40.00	-60.00%	-60.00%
20.00	-80.00%	-80.00%
0.00	-100.00%	-100.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co . • You are exposed to the risk of decline in the level of each Index . • Your payment at maturity will be determined by the Least Performing Index. • The benefit provided by the Barrier Amount may terminate on the Observation Date . • No interest payments, dividend payments or voting rights. • JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500 ® Index and the Dow Jones Industrial Average TM . • The notes are subject to the risks associated with small capitalization stocks. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS ) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes . . North America Structured Investments 5yr SPX/RTY/INDU Uncapped Accelerated Barrier Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable product supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information The Nature Conservancy J.P. Morgan Chase & Co. and/or its affiliates (collectively, “J.P. Morgan”) have previously agreed to make unconditional and irrevocable donations of $1,500,000, in the aggregate, to The Nature Conservancy ( TNC ) to support one or several forestry projects. These donations and the amount of these donations are not contingent on the sale of the notes. Since October 2020, J.P. Morgan has donated a total of $200,000 and has irrevocably agreed to donate, in total, an additional $1,300,000. We have derived all information about TNC to the right from publicly available information, without independent verification. J.P. Morgan’s donations are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018. These donations are not a Commercial Co - Venture with TNC . Who is the TNC ? TNC describes itself as a global environmental nonprofit working to create a world where people and nature can thrive. Founded in the United States in 1951, TNC believes that it has grown to become an effective and wide - reaching global environmental organization. TNC states that it impacts conservation in 79 countries and territories across six continents thanks to more than a million members and the dedicated efforts of its staff and more than 400 scientists. For additional information about TNC , see Annex A of the preliminary pricing supplement in the hyperlink above .

North America Structured Investments

J.P.Morgan

5yr SPX/RTY/INDU Uncapped Accelerated Barrier Notes

Additional Information

Donation Information: J.P. Morgan has previously agreed to make unconditional and irrevocable donations to The Nature Conservancy to support one or several forestry projects. These donations are not contingent on the sale of the notes and will not impact the final terms of the notes. ***Our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations.*** The issuance of the notes and the related use of proceeds ***are not*** intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018. See "Supplemental Donation Information" in the applicable preliminary pricing supplement for additional information.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters.
This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com